ArthroCare Corporation

7000 West William Cannon, Building One

Austin, Texas 78735

May 29, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	ArthroCare Corporation (the “Registrant”)
Request for Withdrawal
Registration Statement on Form S-3 (333-166789)

Ladies and Gentleman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of  its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-166789), that was initially filed with the Commission on May 13, 2010 on Form S-1 and amended by pre-effective amendment on August 4, 2010 and by post-effective amendment on Form S-3 on December 6, 2010 (the “Registration Statement”). The Registration Statement was initially declared effective on August 6, 2010 and the post-effective amendment was declared effective on December 10, 2010.

On May 29, 2014, pursuant to the Agreement and Plan of Merger, dated as of February 2, 2014 (the “Merger Agreement”), by and among the Registrant, Smith & Nephew, Inc., a Delaware corporation (“Parent”), Rosebud Acquisition Corporation, a Delaware corporation (“Merger Sub”) and Smith & Nephew plc, an English public limited company (“Smith & Nephew”), solely for purposes of Section 8.01, Section 11.04(b) and Section 11.13 thereof, Merger Sub merged with and into the Registrant with the Registrant surviving as an indirect wholly-owned subsidiary of Smith & Nephew.  As a result, the Registrant has determined that it is in its best interest to withdraw the Registration Statement at this time.

No securities have been sold or will be sold in connection with or pursuant to the Registration Statement.

We understand that the fees paid in connection with the Registration Statement will not be refunded, but request that, in accordance with Rule 457(p) under the Act, such fees be credited for future use by Smith & Nephew.

If you have any questions with respect to this matter, please contact George R. Bason, Jr. or Michael Davis of Davis Polk & Wardwell LLP at (212) 450-4340 or (212) 450-4184, respectively. Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

ArthroCare Corporation

By:	/s/ Richard Rew
Name:	Richard Rew
Title:	Senior Vice President, General Counsel and Secretary